UNITED STATES OF AMERICA

        BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                      WASHINGTON, D.C.


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                                   :
          In the Matter of              :    CERTIFICATE
PURSUANT                                               TO
                                   :               RULE 24
     ENTERGY GULF STATES, INC.          :
                                   :
          File No. 70-8721              :
                                   :
 (Public Utility Holding Company Act of 1935)     :
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           This is to certify, pursuant to Rule 24 under the
Public Utility Holding Company Act of 1935, as amended, that the transactions described below, which were proposed by Entergy Gulf States, Inc. ("Company") in its Application-Declaration, as amended, in the above file, have been carried out in accordance with the terms and conditions of and for the purposes represented by said Application-Declaration, as amended, and pursuant to the order of the Securities and Exchange Commission with respect thereto dated January 16, 1996.

           On January 28, 1997, the Company's subsidiary, Entergy Gulf States Capital I, a statutory business trust created under the laws of the State of Delaware ("Trust"), issued and sold, by negotiated public offering, to Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Prudential Securities Incorporated, and Smith Barney Inc., as underwriters, 3,400,000 8.75% Cumulative Quarterly Income Preferred Securities, Series A ($85,000,000 in aggregate liquidation amount) ("Series A Preferred Securities") issued by the Trust pursuant to the Amended and Restated Trust Agreement of Entergy Gulf States Capital I dated January 28, 1997 ("Trust Agreement"). In connection with the issuance and sale of the Series A Preferred Securities, the Company executed and delivered a guarantee of the Trust's payment obligations under the Series A Preferred Securities ("Guarantee"). In addition, the Company purchased 105,155 8.75% Common Securities ($2,628,875 in aggregate liquidation amount) issued by the Trust pursuant of the Trust Agreement ("Common Securities"). The Trust invested the proceeds from the sale of both the Series A Preferred Securities and the Common Securities in the Company's 8.75% Junior Subordinated Deferrable Interest Debentures, Series A due March 31, 2046 ("Series A Debentures"), issued pursuant to the Indenture (For Unsecured Subordinated Debt Securities relating to Trust Securities), dated as of January 15, 1997 between the Company and The Bank of New York, as Trustee ("Indenture").

          Attached hereto and incorporated by reference are:

          Exhibit A-11(a)  -  Execution form of Indenture.

          Exhibit A-12(a)  -    Execution form of  Series  A
                         Debenture.

          Exhibit A-13(a)    -    Execution  form  of  Trust
                         Agreement  and  execution  form  of
                         Series A Preferred Security.

          Exhibit A-14(a)  -  Execution form of Guarantee.

          Exhibit B-8(a)  -   Execution form of Underwriting
                         Agreement relating to the Series  A
                         Preferred Securities.

          Exhibit C-5(a)   -   Prospectus used in connection
                         with  the  sale  of  the  Series  A
                         Preferred     Securities     (filed
                         pursuant   to   Rule   424(b)    in
                         Registration Nos. 333-17911 and 333-
                         17911-01 and incorporated herein by
                         reference).

          Exhibit F-1(a)    -    Post-effective  opinion  of
                         Laurence    M.   Hamric,    General
                         Attorney - Corporate and Securities
                         of Entergy Services, Inc.

          Exhibit F-2(a)  -   Post-effective opinion of Reid
                         &   Priest  LLP,  counsel  for  the
                         Company.

          Exhibit F-3(a) -      Post-effective  opinion   of
                         Richards,  Layton &  Finger,  P.A.,
                         counsel  for  the Company  and  the
                         Trust.

           IN WITNESS WHEREOF, Entergy Gulf States, Inc. has caused this certificate to be executed this 6th day of February, 1997.

                                 ENTERGY GULF STATES, INC.


                                 By:     /s/  William  J.  Regan,
                                 Jr.
                                      William J. Regan, Jr.
                                          Vice President
                                          and Treasurer